

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2009

Mr. John J. Lipinski
Chief Executive Officer
CVR Energy, Inc.
2277 Plaza Drive, Suite 500
Sugar Land, TX 77479

> **Re: CVR Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **Schedule 14A Filed March 27, 2009**
> **Response Letter Dated July 14, 2009**
> **File No. 001-33492**

Dear Mr. Lipinski:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director